FISCAL 2007 RESULTS FILED ON SEDAR

Toronto, Ontario January 2, 2008-Eiger Technology, Inc. (“Eiger”) (TSX:AXA OTCBB:ETIFF) announces that it has filed its audited consolidated financial statements for the year ended September 30, 2007 with Management Discussion and Analysis on SEDAR (www.sedar.com).

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the
Toronto Stock Exchange. For more information please call 416-477-2303 (or refer to www.sedar.com).

The management of the company, who take full responsibility for its content, prepared this press release.
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.
For more information contact:

John G. Simmonds, CEO, Eiger Technology, Inc., Telephone: (905) 833-2753, Ext. 223